Filed Pursuant to Rule 424(b)(3)

File Number 333-175541

Prospectus Supplement No. 2

(To Prospectus dated July 20, 2011 and

Prospectus Supplement No. 1 dated April 23, 2013)

ADCARE HEALTH SYSTEMS, INC.

This prospectus supplement No. 2 (this “Prospectus Supplement”) supplements and amends the prospectus dated July 20, 2011, as amended and supplemented by Prospectus Supplement No. 1 dated April 23, 2013 (as so amended and supplemented, the “Prospectus”), relating to the resale of shares of common stock, no par value per share (the “Common Stock”), of AdCare Health Systems, Inc. (“AdCare”) by the selling shareholders identified in the Prospectus.  AdCare is not selling any shares of the Common Stock under the Prospectus and will not receive any proceeds from the sale of shares of Common Stock by the selling shareholders.  The selling shareholders will bear all commissions and discounts, if any, attributable to the sale of the shares of Common Stock.  AdCare will bear all costs, expenses and fees in connection with the registration of the shares of Common Stock.

Attached hereto and incorporated by reference herein is a press release issued by AdCare on April 23, 2013.  This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

The Common Stock is listed on the NYSE MKT LLC under the symbol “ADK.”  The last reported sale price of the Common Stock as reported on the NYSE MKT on April 23, 2013 was $5.86.

See the section of the Prospectus titled “Risk Factors” for certain factors relating to an investment in the Common Stock offered hereby.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of the Common Stock offered hereby or passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 24, 2013.

AdCare Health Systems Announces Notice of Noncompliance with NYSE MKT Listing Standards

ATLANTA, GA—(April 23, 2013) - AdCare Health Systems, Inc. (NYSE MKT: ADK) (NYSE MKT: ADK.PRA) (the “Company”), a leading long-term care provider, today announced that, on April 17, 2013, the Company received a deficiency letter from NYSE MKT LLC (the “Exchange”) indicating that the Exchange has determined that the Company is not in compliance with Sections 134 and 1101 of the Exchange’s Company Guide (the “Company Guide”) due to the Company’s failure to timely file its Annual Report on Form 10-K for the year ended December 31, 2012 with the Securities and Exchange Commission.  In addition, the Exchange asserted that the Company’s failure to timely file its Annual Report on Form 10-K is a material violation of its listing agreement with the Exchange and, therefore, pursuant to Section 1003(d) of the Company Guide, the Exchange is authorized to suspend, and unless prompt corrective action is taken, remove the Company’s securities from the Exchange.  Pursuant to the Exchange’s rules, the Company has until May 1, 2013 to submit a plan advising the Exchange of actions it has taken, or will take, that would bring the Company back into compliance with Sections 134 and 1101 of the Company Guide by no later than July 16, 2013.

If the Company does not submit a plan, or if the plan is not accepted, it will be subject to delisting proceedings.  Furthermore, if the plan is accepted, but the Company is not in compliance with the continued listing standards of the Company Guide by July 16, 2013, or if the Company does not make progress consistent with the plan during the period specified in the plan, the Exchange will initiate delisting proceedings as appropriate.

The Company expects to submit a plan to the Exchange by that date advising the Exchange of actions it has taken, or will take, that would bring the Company back into compliance with the Company Guide by no later than July 16, 2013.  The Exchange will evaluate the plan and determine whether the Company has made a reasonable demonstration in the plan of an ability to regain compliance with the applicable continued listing standards by July 16, 2013, in which case the plan will be accepted and the Company will have until July 16, 2013 to regain compliance with the continued listing standards.

About AdCare Health Systems

AdCare Health Systems, Inc. (NYSE MKT: ADK) (NYSE MKT: ADK.PRA) is a recognized provider of senior living and health care facility management. The Company owns and manages long-term care facilities and retirement communities, and since the Company’s inception in 1988, its mission has been to provide the highest quality of healthcare services to the elderly through its operating subsidiaries, including a broad range of skilled nursing and sub-acute care services. For more information about the Company, visit www.adcarehealth.com.

Forward-Looking Statements

This release contains forward-looking statements that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are generally accompanied by words such as “anticipates,” “continues,” “expects,” “forecasts,” “outlook,” “believes,” “estimates,” “should” and “will” and words of similar effect that convey future meaning, concerning the Company’s operations, economic performance and management’s best judgment as to what may occur in the future. Future events involve risks and uncertainties that may cause actual results to differ materially from those we currently anticipate. The actual results for any fiscal period and other corporate developments will depend upon a number of regulatory, economic, competitive and other influences, including those factors discussed in the “Risk Factors” section and elsewhere in the Company’s reports and filings made from time to time with the Securities and Exchange Commission. Many of these risks and uncertainties are beyond the control of the Company, and any one of which, or a combination of which, could materially and adversely affect the results of the Company’s operations and its financial condition. We undertake no obligation to update information contained in this release.

Investor Contact:

Brett Maas, Managing Partner

Hayden IR, LLC

646-536-7331

brett@haydenir.com